February 7, 2019

Gunther Plosch
Chief Financial Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, Ohio 43017

       Re: The Wendy's Company
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 6, 2018
           File No. 001-02207

Dear Mr. Plosch:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure